# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hong Kong Pharma Digital Technology Holdings Limited, CIK 0002007702
CUSIP: G6365B104
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Room B1, 5/F, Well Town Ind, 13 Ko Fai Rd, Yau Tong, Kowloon, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0002096212
Persons authorized to receive notices and communications: Liying Wang, Room B1, 5/F, Well Town Ind, 13 Ko Fai Rd, Yau Tong, Kowloon, Hong Kong (K3), 999077, 852 5394-2145

## Reporting persons
- Liying Wang (CIK 0002096212): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 7,150,000; shared voting power 0; sole dispositive power 7,150,000; shared dispositive power 0; aggregate amount beneficially owned 7,150,000 (65% of the class)
- TUTU Business Services Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 7,150,000; shared voting power 0; sole dispositive power 7,150,000; shared dispositive power 0; aggregate amount beneficially owned 7,150,000 (65% of the class)
  Comment: (1) TUTU Business Services Limited, a company incorporated in the British Virgin Islands, with its registered address at Intershore Chambers, Road Town, Tortola, British Virgin Islands, holds 7,150,000 ordinary shares, par value $0.001 per share, of Hong Kong Pharma Digital Technology Holdings Limited. Liying Wang is the sole shareholder and director of TUTU Business Services Limited. Consequently, she may be deemed the beneficial owner of the securities held by TUTU Business Services Limited and exercises voting and dispositive power over such securities
  
  (2) Percentage is calculated on the basis of 11,000,000 ordinary shares, par value $0.001 per share, of Hong Kong Pharma Digital Technology Holdings Limited in issue and outstanding as of October 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Hong Kong Pharma Digital Technology Holdings Limited
Address of issuer's principal executive offices: Room B1, 5/F, Well Town Ind, 13 Ko Fai Rd, Yau Tong, Kowloon, Hong Kong (K3), 999077
Comment: This Schedule 13D relates to ordinary shares, par value $0.001 per share, of Hong Kong Pharma Digital Technology Holdings Limited, having the principal executive offices at c/o Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon Hong Kong.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by (i) Liying Wang; and (ii) TUTU Business Services Limited (each individually, a "Reporting Person", and collectively, the "Reporting Persons").
Residence or business address: The contact address of the Reporting Persons is at c/o Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon Hong Kong.
Present principal occupation or employment: The principal occupation of Liying Wang is businesswoman. She is the sole shareholder and director of TUTU Business Services Limited.
Criminal convictions in the last five years: During the last five years, none of Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Liying Wang is a citizen of CHINA

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On July 9, 2025, TUTU Business Services Limited entered into a Share Purchase Agreement with Lap Sun Wong, Fame Overseas Supply Chain Limited, Profit Seeker Limited, HongKong Profit Fields Group Limited and Pacific Health Century International Group Limited (the "Sellers"), attached hereto as Exhibit 99.2 (the "Transaction Agreement"), pursuant to which the Reporting Persons acquired 7,150,000 ordinary shares, par value $0.001 per share, of Hong Kong Pharma Digital Technology Holdings Limited (the "Company") from the Sellers. The aggregate purchase price was HK$53,820,000 (equivalent to approximately US$6,900,000 as of the date of the Transaction Agreement). The shares acquired by the Reporting Persons (the "Shares") were purchased with the personal funds of Liying Wang.

## Item 4. Purpose of Transaction
Purpose of transaction:
Effective September 9, 2025, the board ("Board") of directors of the Company appointed Mr. Zhou Mike Yao as an independent director of the Company and a member of the nomination committee of the Board.

On October 6, 2025, the Board of the Company received and accepted the resignation of Mr. Wong Lap Sun from his position as Chief Executive Officer, the resignation of Mr. Zhifang Zhang from his position as Executive Director, and the resignation of Mr. Kwok Man Bun from his position as Chief Financial Officer effective immediately. Previously on April 30, 2025, the Board received and accepted the resignation of Ms. Yingying Li from her position as Chief Operating Officer, effective immediately. Effective on October 6, 2025, the Board appointed Mr. Chenyu Liang as Director and Chief Executive Officer, Ms. Shu Liu as Chief Financial Officer and Mr. Zifeng Wang as Chief Strategy Officer of the Company.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, represented an attractive investment opportunity. As a result of its ability to vote 65% of all the share capital of the Company, the Reporting Persons have the power to significantly influence the election of directors and all other matters that would require the vote of the outstanding share capital of the Company. Subject to the restrictions on transfer arising under US securities laws (including, for the avoidance of doubt, Rule 144 under the Securities Act), depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of ordinary shares at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Company through, among other things, the purchase or sale of ordinary shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Additionally, the Reporting Persons may, from time to time, evaluate and consider various strategic alternatives with respect to their investment in the Company. These alternatives may include, but are not limited to, proposing or considering one or more of the following: a merger, consolidation, reorganization, recapitalization, asset acquisition, asset sale, or other business combination involving the Company; a change in the present board of directors or management of the Company; a material change in the present capitalization or dividend policy of the Company; a material change in the Company's business or corporate structure; or any other action otherwise set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the Company's ordinary shares to which this Schedule 13D relates is 7,150,000 ordinary shares held by the Reporting Persons constituting 65% of the Company's outstanding ordinary shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons hold sole power to vote or direct the vote, and sole power to dispose of the Shares. The percentages used herein are calculated based upon 11,000,000 ordinary shares, par value $0.001 per share, of the Company in issue and outstanding as of October 6, 2025.
Transactions in the class effected during the past sixty days: Other than the transaction described herein there has been no other transactions known to the Reporting Persons concerning the ordinary shares of the Company effected during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The information set forth in Item 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit

99.1 Joint Filing Agreement, dated as of October 13, 2025, by and among the Reporting Persons
99.2 Share Purchase Agreement, dated July 9, 2025, by and among TUTU Business Services Limited and the Sellers+

+ Portions of the exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company hereby agrees to furnish a copy of any omitted portion to the SEC upon request.

## Signatures
- Liying Wang: /s/ Liying Wang, Liying Wang (10/13/2025)
- TUTU Business Services Limited: /s/ Liying Wang, Liying Wang (10/13/2025)